SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ....to..

Commission file number......1-15851..... APW Ltd.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

APW Ltd. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APW LTD.
N22 W23685 RIDGEVIEW PARKWAY WEST
WAUKESHA WI 53188-1013

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APW LTD. 401(K) PLAN

Date: May 15, 2002

James Maxwell
Plan Administrative Committee
Member

QBMKE\5193836.1

PRICEWATERHOUSECOOPERS

APW Ltd. 401(k) Plan

Financial Statements
August 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

APW Ltd. 401(k) Plan
Index to Financial Statements

* Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Participants and Administrator of the
APW Ltd. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the APW Ltd. 401(k) Plan (the "Plan") at August 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended August 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant-directed plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

May 10, 2002

APW Ltd. 401(k) Plan
Statements of Net Assets Available for Benefits
August 31, 2001 and 2000

	2001	2000
Assets		
Investments	$ 59,868,501	$ 88,705,367
Receivables:		
Participant loans	2,298,339	1,995,395
Employer's contribution	5,132,575	775,194
Participants' contributions	140,379	405,451
Accrued income	188	1,817
Other	-	32,861
Total receivables	7,571,481	3,210,718
Net assets available for benefits	$ 67,439,982	$ 91,916,085

The accompanying notes are an integral part of these financial statements.

APW Ltd. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended August 31, 2001

Additions	
Additions to net assets attributed to:	
Investment (loss) income:	
Net depreciation in fair value of investments	$ (39,029,786)
Interest and dividends	3,718,508
	(35,311,278)
Contributions:	
Employer's	8,132,575
Rollovers	1,480,701
Participants'	7,799,662
	17,412,938
Total additions (loss)	(17,898,340)
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	7,404,059
Administrative expenses	18,294
Total deductions	7,422,353
Net decrease prior to plan transfers	(25,320,693)
Transfers from other plans, net	844,590
Net decrease	(24,476,103)
Net assets available for benefits:	
Beginning of year	91,916,085
End of year	$ 67,439,982

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following brief description of the APW Ltd. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan, established July 1, 2000, is a 401(k) savings plan applicable to full-time employees of APW Ltd. (the "Company") who are scheduled to work at least 1,000 hours per year, and who have completed at least one hour of service, except for employees represented in a collective bargaining agreement, unless the collective bargaining agreement provides for coverage under the Plan. Fidelity Management Trust Company serves as the Plan's trustee, recordkeeper, and custodian of its investments. In conjunction with the establishment of the Plan, net assets approximating $79,300,000 were transferred to the Plan in July 2000 from the APW 401(k) Plan (n/k/a the Actuant 401(k) Plan). During the current plan year net assets totaling $1,540,713 were transferred back to the Actuant 401(k) Plan to fund employer contributions for that plan, in accordance with the plan agreement. Also, during the current plan year, net assets totaling $2,385,303 were transferred into the Plan from the APW Erie 401(k) Plan and certain other plans as a result of the merger of those plans into the Plan.

Contributions

Participating employees may make voluntary pre-tax contributions of between 2% and 19% of qualifying compensation, subject to certain Internal Revenue Service ("IRS") limitations. Voluntary participant after-tax contributions are also permitted, subject to certain restrictions as specified in the Plan, up to 5% of qualifying compensation. Participants may discontinue their pre-tax or after-tax contributions at any time.

Subsequent to the end of each plan year, the Company makes a matching contribution and a "core" contribution to the accounts of all eligible participants. Matching contributions are equal to 100% of the first $300 of the participant's contributions, plus 25% of the participant's contributions between $300 and 6% of the participant's eligible compensation, as defined in the Plan. Core contributions are equal to at least 3% of the participant's eligible compensation. Participants must be employed by the Company on the last day of the plan year and have at least 1,000 hours of service in the plan year to be eligible for Company contributions. If the participant meets the service requirement but is not employed on the last day of the plan year due to retirement, death, or disability, the participant is still eligible for the contribution in that plan year. All Company contributions are automatically invested in the Company Stock Fund.

A portion of the Company's forecasted contribution obligation is customarily "prefunded" to the Plan prior to allocation to the participant accounts and invested in the Company Stock Fund. After the end of the year, at an "allocation date" determined by the Benefits Administrative Committee, this prefunded investment in the Company Stock Fund, including appreciation (depreciation) during the intervening period, is compared to the total actual contribution obligation as of the end of the plan year and the difference is either allocated to participants as an additional contribution for the plan year after both contributions are made (if overfunded), or contributed to the Plan by the Company on the allocation date of each contribution (if underfunded).

At August 31, 2001, the total Company contribution obligation was $5,979,061, consisting of $1,740,578 of Company matching contributions and $4,238,483 of Company core contributions. During the 2001 plan year, $3,000,000 was prefunded to the Plan. At August 31, 2001, the value of this prefunded investment was approximately $846,000, resulting in a receivable by the Plan from the Company of $5,132,575 as of August 31, 2001.

Subsequent to the end of the plan year, an additional $6,000,000 was prefunded to the Plan. On December 31, 2001, the value of the total prefunded investment of $9,000,000 was $3,196,444 from which the Company allocated the matching contribution to participant accounts of $1,740,578. As of May 10, 2002, the remaining prefunded investment had depreciated to an insignificant amount. On that date, the Company contributed an additional $4,238,483 of cash to the Plan, and allocated this cash contribution as well as the remaining insignificant prefunded investment balance as the core contribution to participant accounts.

Investment Options
Participants may direct the investment of the portion of their account balances attributable to voluntary contributions plus earnings thereon in any integral multiple of 1% to any of the defined investment options. Participants may change their investment options at any time.

Participant Accounts
Each participant's account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and fees charged by the trustee for servicing of participant loans, if applicable. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. Administrative expenses of the Plan, other than investment fees and participant loan fees, are paid directly by the Company.

Vesting
Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. All of a participant's years of service, including vesting service earned under the APW 401(k) Plan prior to July 1, 2000 shall be counted as vesting service under this Plan. Upon death, disability, or retirement while employed by the Company, participants become fully vested in their account balances. Forfeitures of nonvested account balances are used to reduce future Company contributions. Participants vest in their Company matching and core contributions according to the following schedule:

Years of Vesting Service	Percentage Vested
Less than 3 years	0%
At least 3 but less than 5 years	50%
5 years or more	100%

Payment of Benefits
At retirement, death, disability or termination, participants or their beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a direct transfer to an eligible retirement plan. If a participant's vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. Participants may elect to receive distributions from the Company Stock Fund in Company stock. All other distributions are made in cash. In the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan.

Participant Loans
A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant's vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear an interest rate of the prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant, in which case the term of the loan will be a reasonable period not to exceed 20 years, as defined by the plan document and determined by the plan administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

Investment Valuation
The Plan's investments are stated at fair value. The fair value of the Plan's investments in common stock and mutual funds is based on quoted market prices. Participant loans are stated at their unpaid principal balances.

The fair value of the Fidelity Managed Income Portfolio is determined by Fidelity Management Trust Company. The common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by Fidelity Management Trust Company. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at August 31, 2001 and 2000.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain fees charged by the trustee are paid by the Plan. All other administrative expenses are paid by the Company at no cost to the Plan.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:

	August 31, 2001	August 31, 2000
Fidelity Magellan Fund	$ 9,955,421	$ 11,152,494
Fidelity Growth Company Fund	11,792,504	20,063,632
Fidelity Balanced Fund	8,206,557	7,984,135
Fidelity Managed Income Portfolio	9,757,667	8,847,903
Fidelity Spartan U.S. Equity Index Fund	4,835,626	6,311,476
Fidelity Intermediate Bond Fund	4,328,531	3,393,964
APW Ltd. Common Stock	6,371,224 *	26,813,776 *

* Nonparticipant-directed

During the year ended August 31, 2001 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $39,029,786 as follows:

	2001
Mutual funds	$ (15,883,684)
Common stock	(23,146,102)
	$ (39,029,786)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	August 31, 2001	August 31, 2000
Net Assets:		
Common stock	$ 6,371,224	$ 26,813,776
Interest bearing cash	64,451	262,005
Contributions receivable - employer* and participants	5,141,649	795,678
Accrued income	188	1,817
Other	-	32,861
	$ 11,577,512	$ 27,906,137

	Year Ended August 31, 2001
Changes in Net Assets:	
Contributions - employer* and participants	$ 8,925,342
Interest and dividends	24,535
Net depreciation	(23,146,102)
Benefits paid to participants	(717,546)
Transfers from other plans, net	(1,508,695)
Transfers from participant-directed investments	94,106
Administrative expenses	(265)
	$ (16,328,625)

* See Subsequent Events Note 9.

5. Party-in-Interest Transactions

Certain plan investments represent shares of mutual funds and a common trust fund managed by Fidelity Management Trust Company (the trustee of the Plan), shares of employer securities, and participant loans. Therefore, transactions involving these investments qualify as exempt party-in-interest transactions.

6. Tax Status

The Company is in the process of requesting a determination from the IRS confirming that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"), and, therefore, that the related trust is exempt from income taxes. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan will receive a favorable determination from the IRS, and is not aware of any cause of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

8. Amounts Allocated to Withdrawn Participants

Plan assets of $9,418,163 and $1,859,979 have been allocated to the accounts of persons who are no longer active participants of the Plan as of August 31, 2001 and 2000, respectively, but who have not yet received distributions as of that date.

9. Subsequent Events

On March 1, 2002 net assets of the APW Mayville LLC 401(k) Plan and APW Mayville LLC Union 401(k) Plan were transferred into the Plan as a result of the merger of those plans into the Plan.

The Plan was amended on March 4, 2002, such that all core contributions contributed to the Plan on or after February 22, 2002 and all matching contributions contributed to the Plan for years commencing on or after September 1, 2001 will be credited to an unrestricted account and invested at the participants' discretion.

As of May 10, 2002, the closing price of Company stock was $0.06 per share, as compared to $7.83 per share as of August 31, 2001. The Company is in discussion with its banking group regarding long-term modifications to its capital structure and the outcome of such modifications could impact the nature of the Company's operations and future support of the Plan.

APW Ltd. 401(k) Plan
Form 5500, Schedule of Assets (Held at End of Year)
as of August 31, 2001

	Identity of Issue, Borrower, Lender or Similar Party	Description of Investment	Cost	Current Value
*	Fidelity Management Trust Company	97,316 shares, Magellan Fund	**	$ 9,955,421
*	Fidelity Management Trust Company	225,177 shares, Growth Company Fund	**	11,792,504
*	Fidelity Management Trust Company	417,812 shares, Intermediate Bond Fund	**	4,328,531
*	Fidelity Management Trust Company	542,762 shares, Balanced Fund	**	8,206,557
*	Fidelity Management Trust Company	111,656 shares, International Growth and Income Fund	**	2,127,040
*	Fidelity Management Trust Company	89,616 shares, Low-priced Stock Fund	**	2,429,480
*	Fidelity Management Trust Company	9,757,667 units, Managed Income Portfolio	**	9,757,667
*	Fidelity Management Trust Company	120,140 shares, Spartan U.S. Equity Index Fund	**	4,835,626
*	Fidelity Management Trust Company	64,451 shares, Money Market Fund	***	64,451
*	APW Ltd.	813,694 shares, APW Ltd. Common Stock	***	6,371,224
*	Participant loans	Interest rates ranging from 7.75% to 11.50% Maturities ranging from 2001 to 2019	$ -	2,298,339

* Indicates party-in-interest.

** Cost information is not required to be disclosed for participant-directed investments.

*** See Report of Independent Accountants.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-47786) of APW Ltd. of our report dated May 10, 2002 relating to the financial statements of APW Ltd. 401(k) Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
May 13, 2002